nH



NH HOTELES
Santa Engracia, 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 29 / 30

www.nh-hoteles.com
nh@nh-hotels.com

May, 2005



U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on May-, 2005 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

PROCESSED
JUN 06 2005
THOMSON FINANCIAL

PROCESSED
JUN 06 2005
THOMSON FINANCIAL

NH HOTELES
DEPARTAMENTO DE RELACIONES CON INVERSORES

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid. May 10th 2005

NH HOTELES JANUARY-MARCH 2005 P&L ACCOUNT ACCORDING TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

NH HOTELES,S.A.	Jan-March 2005 Spanish GAAP			Jan-March 2005 IFRS	
P&L Account Jan-March 2005	**M Eur.**	**%**	***Adjustments***	**M. Eur**	**%**
Hotel Revenues	194,44	94,6%	*0,00*	194,44	92,6%
Real Estate Revenues	11,17	5,4%	*0,88*	12,05	5,7%
Other non-recurrent revenues	0,00	0,0%	*3,44*	3,44	(145,8%)
Total Revenues	**205,61**	**100,0%**	***4,32***	**209,93**	**98,4%**
Real Estate Cost of sales	(2,19)	(1,1%)	*(0,17)*	(2,36)	(1,1%)
Personel Expenses	(74,02)	(36,0%)	*0,00*	(74,02)	(35,3%)
Operating Costs	(65,79)		*0,00*	(65,79)	(97,2%)
Other non-recurrent costs	0,00		*(0,08)*	(0,08)	0,2%
GOP	**63,61**	**30,9%**	***4,07***	**67,68**	**32,2%**
Lease payments and property taxes	(44,03)	(21,4%)	*0,13*	(43,90)	(20,9%)
EBITDA	**19,58**	**9,5%**	***4,20***	**23,78**	**11,3%**
Depreciation	(20,48)	(10,0%)	*3,42*	(17,06)	(8,1%)
Depreciation STG consolidation difference	(0,17)	(0,1%)	*0,17*	0,00	0,0%
EBIT	**-1,07**	**(0,5%)**	***7,79***	**6,72**	**3,2%**
Interest income (expenses)	(4,05)	(2,0%)	*0,01*	(4,04)	(1,9%)
Income from minority equity interests	(0,05)	(0,0%)	*0,00*	(0,05)	(0,0%)
Extraordinary results	1,26	0,6%	*(1,26)*	0,00	0,0%
EBT	**-3,91**	**(1,9%)**	***6,54***	**2,63**	**1,3%**
Corporate income tax	(1,26)	(0,6%)	*(1,00)*	(2,26)	(1,1%)
NET INCOME before minorities	**-5,17**	**(2,5%)**	***5,54***	**0,37**	**0,2%**
Minority Interests	(1,23)	(0,6%)	*0,00*	(1,23)	(0,6%)
NET INCOME	**(6,40)**	**(3,1%)**	***5,54***	**(0,86)**	**(0,4%)**

MAIN ADJUSTMENTS:

- REAL ESTATE REVENUES:

  The Spanish General Accounting Plan allows real estate sales to be accounted when the project is more than 80% complete.

  According to the IFRS (IAS 18), revenues should be recognised at the end of the project, when all the risks and entitlements of the sale have been transferred to the purchaser.

  In the case of Sotogrande, an analysis of all sale contracts made since the end of the 2003 *financial year was carried out* in early 2005 in order to quantify the necessary adjustments to the recognition of sales. The adjustment to this first quarter of 2005 amounts to €0.88m.

- DEPRECIATION:

  The main differences between the General Accounting Plan and IFRS lie in goodwill depreciation and depreciation of hotel start-up costs:

  - The new goodwill regulations (IAS 36 and 38) establish a requirement for an annual impairment test and do not permit annual depreciations.

    This change in the regulations implies that provisions for goodwill depreciation will have to be reversed. In the case of NH Hoteles, this mainly applies to the goodwill arising on the acquisition of the Astron chain. The adjustment applicable to the first quarter of 2005 amounts to €1.69m.

  - *In contrast to the General Accounting Plan, the IFRS do not allow hotel start-up expenses or other set-up costs to be* capitalised. Given that in compliance with the terms of IFRS 1, these costs have been eliminated from the transition

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

balance sheet. In the first quarter of 2005, NH Hoteles must reverse the amortisation of these costs, which amounted to €1.63m pre-tax.

- LEASE COSTS:

IFRS (IAS 17) sets out that lease costs must be recognised as a function of its economic reality and that the allocation of *revenues should be linear, throughout the life of the contract.*

Given that the lease contracts which NH Hoteles has signed with the owners of the hotels in Germany include step-up clauses in the first few years of a hotel's operation, the application of IFRS 1 will convert these into linear payments, with the necessary adjustments being charged to equity. In the first quarter of 2005, the difference between Spanish General Accounting Plan and IFRS is a reduction of €13,000.

- EXTRAORDINARY RESULTS

The Extraordinary results account disappears under IFRS and all transactions are considered as part of normal business operations, albeit non-recurrent.

As a consequence, in the case of NH Hoteles, the capital gains arising on the sale of the NH Sport and NH Ostend hotels have been reclassified.

nH HOTELES

DEPARTAMENTO DE RELACIONES CON INVERSORES

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Madrid, 10th May 2005

SALES AND RESULTS, January-March 2005

REVENUES	3m 2005	3m 2004	CHANGE %
Consolidated Revenues	**205.60**	**219.51**	**-6.3%**
Revenues from Hotel Activity Comparable	166.60	168.59	-1.2%
Revenues from Total Hotel Activity	194.44	192.06	1.2%
Revenues from Real Estate Activity	11.17	27.45	-59.3%
EBITDA	**12M 2004**	**12M 2003**	**CHANGE %**
Consolidated EBITDA	**19.57**	**37.91**	**-48.4%**
EBITDA from Hotel Activity Comparable	16.77	18.4	-8.9%
EBITDA from Total Hotel Activity + Corporate	13.03	14.17	-8.0%
EBITDA from Real Estate Activity	6.54	23.74	-72.5%

Hotel Business - Highlights

- 2005 has begun with a recovery at the hotels in Central Europe, consolidating the trend in place towards the end of 2004. An even more positive note was the improved performance of the hotels in Spain, where there was a considerable increase in occupancy levels.
- However, with the Easter holidays falling in March rather than April this year, there was a negative impact on the hotels' performance in the first three months of the year, and we have to include the figures of the first four months, to the end of April, before drawing any firm conclusions from the analysis.
- Even including the negative impact of the Easter holidays, sales derived from the hotel activity rose by 1.2% and GOP by 1.3%, while EBITDA fell by 8% due to higher leasing costs on new openings.
- This sales growth is based on a 3.9% increase in occupancy, as a consequence of which RevPar at comparable hotels in Europe has remained stable.
- The figures to 30th April indicate RevPar growth of 4.15% at comparable hotels. The highlights were growth of 6.2% in Benelux, 8.6% in Germany and 10% in Switzerland,&Austria&Hungary, while RevPar at comparable hotels in Spain shows slight growth of 0.1%.
- One positive aspect was that in the year to April, hotel occupancy improved across the board in all NH Hoteles' markets, both in Europe and Latin America.
- Mercosur's figures to end-March were positive, with recovery in both occupancy and ADR in local currency terms, although exchange rates are still a negative factor. In Argentina, RevPar in local currency terms grew by 37.2%. In Mexico, the Easter holidays had a greater impact and RevPar fell by 4.2%, but the figures to end-April indicate growth of 1%.
- The attempts to cut costs continue to give excellent results. In the first quarter of 2005, cost-savings at comparable hotels reached €9.47m.
- At 31st March, 2005 consolidated net debt amounted to €564,64m. The financial gearing ratio (Net Debt/Equity) was 0.67x, compared to 0.61x at year-end 2004.

Real Estate Business - Highlights:

- In the first quarter of 2005, the trend at the Sotogrande in the same very positive vein. Sales reached €11.17m and EBITDA €6.54m. In March 2004, a large plot was sold for €21m, whereas in the first quarter of 2005, sales only reflected ordinary activity, which was 70.5% higher than in the same period last year.
- At 31st March, 2005 confirmed sales, not included in the accounts, amounted to €90.41m. compared to €64.80m at year-end 2004.



HOTELES

DEPARTAMENTO DE RELACIONES CON INVERSORES

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

1. OPERATING RATIOS AT 31ST MARCH

OPERATING RATIOS	AVERAGE ROOMS		OCCUPANCY %			ADR			REVPAR		
	2005	2004	2005	2004	% Var	2005	2004	% Var	2005	2004	% Var
Spain Comparable	9,559	9,544	60.42%	59.30%	1.90%	79.60	84.61	-5.93%	48.09	50.17	-4.14%
Non Comparable Spain	996	799	57.55%	57.79%	-0.42%	88.14	110.23	-20.04%	50.72	63.70	-20.38%
TOTAL B.U. SPAIN	**10,555**	**10,343**	**60.15%**	**59.18%**	**1.64%**	**80.37**	**86.54**	**-7.14%**	**48.34**	**51.22**	**-5.62%**
Non Comparable Italy	384		56.71%			73.32			41.58		
TOTAL B.U ITALY	**384**		**56.71%**			**73.32**			**41.58**		
Holland & Belgium & Others Comparable	5,737	5,738	60.46%	56.52%	6.97%	86.56	87.06	-0.57%	52.33	49.20	6.36%
Non Comparable Belgium & Holland & Others	936	1,014	51.41%	53.15%	-3.28%	76.35	70.61	8.12%	39.25	37.53	4.58%
TOTAL B.U. HOLLAND&BELGIUM	**6,673**	**6,752**	**59.19%**	**56.01%**	**5.67%**	**85.32**	**84.71**	**0.71%**	**50.49**	**47.45**	**6.42%**
Total Swit & Austria & Hungary Comparable	845	845	56.67%	51.65%	9.71%	60.63	59.64	1.66%	34.36	30.81	11.52%
Switzerland & Austria & Hungary Non Comparable	846	775	62.36%	54.95%	13.50%	80.25	82.61	-2.86%	50.05	45.39	10.25%
TOTAL B.U. SWITZ&AUSTRIA&HUNGARY	**1,691**	**1,620**	**59.52%**	**53.23%**	**11.81%**	**70.91**	**70.98**	**-0.10%**	**42.21**	**37.78**	**11.70%**
Germany Comparable	8,184	8,184	54.43%	52.51%	3.67%	59.61	61.58	-3.20%	32.45	32.33	0.35%
Germany Non Comparable	542	671	30.82%	39.09%	-21.17%	65.59	64.42	1.82%	20.21	25.18	-19.73%
TOTAL B.U. GERMANY	**8,726**	**8,855**	**52.96%**	**51.49%**	**2.86%**	**59.83**	**61.75**	**-3.11%**	**31.69**	**31.79**	**-0.33%**
Total Europe Comparable	24,325	24,311	58.28%	56.09%	3.91%	74.38	77.14	-3.57%	43.35	43.26	0.20%
Total Europe Non Comparable	3,704	3,259	53.10%	51.82%	2.46%	79.58	83.50	-4.70%	42.25	43.27	-2.35%
TOTAL EUROPE CONSOLIDATED	**28,029**	**27,569**	**57.60%**	**55.58%**	**3.62%**	**75.01**	**77.84**	**-3.63%**	**43.21**	**43.27**	**-0.14%**
Mercosur Comparable	1,345	1,345	68.68%	59.95%	14.56%	36.03	32.79	9.88%	24.75	19.66	25.87%
Mexico Comparable	1,191	1,191	62.71%	64.70%	-3.08%	63.83	68.89	-7.35%	40.02	44.57	-10.20%
Latin America Comparable	**2,536**	**2,536**	**65.88%**	**62.18%**	**5.94%**	**48.46**	**50.43**	**-3.92%**	**31.92**	**31.36**	**1.79%**
Mercosur Non Comparable	-	-	-	-	-	-	-	-	-	-	-
Mexico Non Comparable	389	524	41.96%	49.68%	-15.53%	53.44	59.97	-10.88%	22.43	29.79	-24.72%
Latin America Non Comparable	**389**	**524**	**41.96%**	**49.68%**	**-15.53%**	**53.44**	**59.97**	**-10.88%**	**22.43**	**29.79**	**-24.72%**
LATINAMERICA CONSOLIDATED	**2,925**	**3,060**	**62.70%**	**60.04%**	**4.42%**	**48.90**	**51.78**	**-5.56%**	**30.66**	**31.09**	**-1.39%**
TOTAL CONSOLIDATED	**30,954**	**30,629**	**58.08%**	**56.03%**	**3.66%**	**72.35**	**75.05**	**-3.60%**	**42.02**	**42.05**	**-0.07%**
Total Comparable NH Hoteles	26,861	26,847	59.00%	56.66%	4.12%	71.65	74.37	-3.66%	42.27	42.14	0.31%
Total Non Comparable NH Hoteles	4,092	3,782	52.04%	51.52%	1.00%	77.58	80.36	-3.46%	40.37	41.41	-2.50%
TOTAL COMPARABLES NH HOTELES	**30,954**	**30,629**	**58.08%**	**56.03%**	**3.66%**	**72.35**	**75.05**	**-3.60%**	**42.02**	**42.05**	**-0.07%**

2. COMPARATIVE JAN-MARCH 2005 VS. JAN-APRIL 2005

	MARCH YTD REVPAR			APRIL (MONTH) REVPAR			APRIL YTD REVPAR		
	2005	2004	% Var	2005	2004	% Var	2005	2004	% Var
Spain Comparable	48.09	50.17	-4.14%	58.63	52.25	12.20%	50.73	50.69	0.08%
Holland & Belgium & Others Comparable	52.33	49.20	6.36%	68.12	64.31	5.93%	56.28	52.99	6.21%
Total Swit & Austria & Hungary Comparable	34.36	30.81	11.52%	44.75	41.96	6.63%	36.96	33.59	10.02%
Germany Comparable	32.45	32.33	0.35%	42.29	31.81	32.95%	34.91	32.15	8.59%
Total Europe Comparable	**43.35**	**43.26**	**0.20%**	**54.89**	**47.86**	**14.69%**	**46.24**	**44.39**	**4.15%**

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

3. SALES AND EBITDA BREAK-DOWN

	March, 31st. 2005			March, 31st. 2004			% Change 05/04	
	Revenue M Euros	EBITDA M Euros	Margin %	Revenue M Euros	EBITDA M Euros	Margin %	Revenue	EBITDA
Spain & Portugal Comparable	64.91	8.96	*13.8%*	66.86	10.03	*15.0%*	*(2.9%)*	*(10.7%)*
Spain & Portugal Non Comparable	8.60	0.32	*3.7%*	8.15	1.21	*14.8%*	*5.5%*	*(73.6%)*
B.U.SPAIN & PORTUGAL	**73.51**	**9.28**	***12.6%***	**75.01**	**11.24**	***15.0%***	***-2.0%***	***-17.5%***
Holland & Belgium & Others Comparable	48.19	10.22	*21.2%*	48.13	10.58	*22.0%*	*0.1%*	*(3.5%)*
Holland & Belgium & Others Non Comparable	7.34	3.73	*50.8%*	4.95	0.89	*18.0%*	*48.5%*	*317.9%*
B.U. HOLLAND & BELGIUM & OTHERS	**55.54**	**13.95**	***25.1%***	**53.07**	**11.48**	***21.6%***	***4.6%***	***21.5%***
Switzerland & Austria & Hungary Comparable	3.91	-1.17	*(29.8%)*	3.67	-1.02	*(27.8%)*	*6.6%*	*(14.5%)*
Switzerland & Austria Hungary Non Comparable	5.40	-0.04	*(0.8%)*	4.52	-0.06	*(1.4%)*	*19.5%*	*33.6%*
B.U. SWITZERLAND & AUSTRIA & HUNGARY	**9.31**	**-1.21**	***(13.0%)***	**8.18**	**-1.08**	***(13.2%)***	***13.7%***	***-11.6%***
Germany Comparable	38.61	-4.03	*(10.4%)*	38.97	-4.38	*(11.2%)*	*(0.9%)*	*7.9%*
Germany Non Comparable	2.64	-1.66	*(63.0%)*	3.16	-0.90	*(28.6%)*	*(16.3%)*	*(84.5%)*
B.U. GERMANY	**41.25**	**-5.70**	***(13.8%)***	**42.13**	**-5.28**	***(12.5%)***	***-2.1%***	***-7.8%***
Italy Non Comparable	2.65	-0.62	*(23.3%)*	0.00	0.00	*0.0%*	*0.0%*	*0.0%*
B.U. ITALY	**2.65**	**-0.62**	***(23.3%)***	**0.00**	**0.00**	***0.0%***	***0.0%***	***0.0%***
TOTAL EUROPE COMPARABLE	**155.62**	**13.97**	***9.0%***	**157.63**	**15.22**	***9.7%***	***-1.3%***	***-8.2%***
Latin America Comparable	10.98	2.80	*25.5%*	10.96	3.18	*29.0%*	*0.2%*	*(12.0%)*
Latin America Non Comparable	1.20	0.21	*17.3%*	2.70	0.63	*23.4%*	*(55.7%)*	*(67.3%)*
B.U. LATIN AMERICA	**12.18**	**3.01**	***24.7%***	**13.66**	**3.81**	***27.9%***	***-10.8%***	***-21.1%***
HOTEL ACTIVITY COMPARABLE	**166.60**	**16.77**	***10.1%***	**168.59**	**18.40**	***10.9%***	***-1.2%***	***-8.8%***
CORPORATE	0.00	-5.67		0.00	-5.99			*5.3%*
TOTAL HOTEL ACTIVITY	**194.44**	**13.03**	***6.7%***	**192.06**	**14.17**	***7.4%***	***1.2%***	***-8.0%***
SOTOGRANDE REAL ESTATE	11.17	6.54	*58.6%*	27.45	23.74	*86.5%*	*(59.3%)*	*(72.5%)*
TOTAL CONSOLIDATED	**205.60**	**19.57**	***9.5%***	**219.51**	**37.91**	***17.3%***	***-6.3%***	***-48.4%***

4. PROFIT AND LOSS ACCOUNT

NH HOTELES, S.A.	**Mar-05**		**Mar-04**		**04/'03**
P&L ACCOUNT AS AT MARCH, 31ST 2005	**M Eur.**	**%**	**M. Eur**	**%**	**Change%**
Hotels sales and other revenues	194.44	94.6%	192.06	87.5%	1.2%
Real Estate Sales and other	11.17	5.4%	27.45	12.5%	(59.3%)
TOTAL REVENUES	**205.60**	**100.0%**	**219.51**	**100.0%**	**(6.3%)**
Cost of Real Estate Sales	(2.19)	(1.1%)	(1.89)	(0.9%)	15.9%
Operating Expenses	(139.81)	(68.0%)	(137.58)	(62.7%)	1.6%
GROSS OPERATING PROFIT	**63.60**	**30.9%**	**80.04**	**36.5%**	**(20.5%)**
Lease Payments and Property Taxes	(44.03)	(21.4%)	(42.12)	(19.2%)	4.5%
EBITDA	**19.57**	**9.5%**	**37.92**	**17.3%**	**(48.4%)**
Depreciation	(20.48)	(10.0%)	(19.90)	(9.1%)	2.9%
Depreciation STG consolidation difference	(0.17)	(0.1%)	(1.30)	(0.6%)	(86.9%)
EBIT	**-1.08**	**(0.5%)**	**16.73**	**7.6%**	**(106.5%)**
Interest income (expenses)	(4.05)	(2.0%)	(5.30)	(2.4%)	(23.6%)
Income from minority equity interests	(0.05)	(0.0%)	(0.04)	(0.0%)	25.0%
Extraordinary results	1.26	0.6%	0.64	0.3%	96.9%
EBT	**-3.91**	**(1.9%)**	**10.73**	**4.9%**	**(136.4%)**
Corporate income tax	(1.26)	(0.6%)	*(4.20)*	(1.9%)	(70.0%)
NET INCOME before minorities	**-5.17**	**(2.5%)**	**6.54**	**3.0%**	**(179.1%)**
Minorities	(1.23)	(0.6%)	(5.01)	(2.3%)	(75.4%)
NET INCOME	**(6.40)**	**(3.1%)**	**1.52**	**0.7%**	**(521.1%)**

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

5. OPERATING COST RATIOS

Total Hotels	3m 2005	3m 2004	% Var
Average number of rooms	30,954	30,629	1.1%
Occupied rooms per day	17,978	17,161	4.8%
Average number of FTE	10,573	10,562	0.1%
FTE per room	0.34	0.35	-0.9%
Staff Cost per available room (€/day)	26.36	25.77	2.3%
Other Operating exp per available room (€/day)	17.73	17.68	0.3%
Staff Cost & Other exp per available room (€/day)	**44.09**	**43.45**	**1.5%**
FTE per occupied room	0.59	0.62	-4.4%
Staff Cost per occupied room (€/day)	45.39	45.99	-1.3%
Other Operating exp per occ. room (€/day)	30.53	31.55	-3.2%
Staff Cost & Other expenses per occ room (€/day)	**75.92**	**77.54**	**-2.1%**

- NH Hoteles is continuing to make progress in cutting costs, which resulted in savings of €38m in 2004.
- In the first quarter of 2005, operating costs across the chain increased by 1.5% in nominal terms compared to the same period last year. However, in comparable hotels, there was a drop of 93 FTEs (or 1%), the ratio of FTE per room occupied improved by 6% and total operating costs per room occupied decreased by 3.7%.
- With this, taking into account the general increase in occupancy and cost inflation, total cost-savings of €9.47m were achieved in the first quarter of 2005 at comparable hotels.

HOTEL BUSINESS

Any analysis of the first quarter of 2005 has to take into account that there were a number of exogenous factors which combined to make it difficult to draw conclusions about the performance of the hotel business.

The main factor was the timing of the Easter holidays, which this year fell in March but which in 2004 fell in April. In addition, the Christmas holidays lasted three days longer into January than in 2004 and February 2005 was one day shorter than 2004, which was a leap year.

The impact of numerous trade fairs in various cities in the first quarter of 2004 but which were not repeated in 2005 also has to be taken into account.

In spite of the negative impact of these factors, first quarter sales derived from the hotel business rose by 1.2% and GOP by 1.3%, while EBITDA fell by 8.0%, mainly as a reflection of lower ADRs and leasing costs up €2m, attributable to the new hotels opened during 2004 and in the first few months of 2005.

Spain

- The business in Spain made a good start to the year with a strong performance in occupancy and stable RevPar. In addition to the above-mentioned factors, the analysis of the quarterly data has to take into account other geopolitical factors which had a particularly negative impact on the first quarter of 2004, such as the Madrid bombings and the slowdown in activity due to the Elections in March 2004.
- The impact of the Easter holidays was the most important factor in the first three months of the year. RevPar in comparable hotels fell by 4.1%, and across the board, including both comparable and non-comparable hotels, sales from the hotel business in Spain fell by 2% and EBITDA was 17.5% lower than in the first quarter of 2004.
- On the other hand, sales were lower due to the refurbishment of the NH Calderón and the NH Almenara during the first few months of 2005, hotels which made a sales contribution of €4.58m in the first quarter of 2004.

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- The non-comparable hotels, newly opened or refurbished in 2004, made a contribution of €9m to sales, 5.5% than in the same quarter of 2004, but diluted the EBITDA margins, as they are hotels in the start-up phase.
- Leaving Easter aside, business resumed its upward trend. The figures to the end of April indicate that RevPar rose slightly (+0.1%) compared to the same period in 2004, with a 4.1% growth in occupancy.
- The attempt to boost weekend sales is producing good results. The first quarter figures indicate that weekend occupancy has risen sharply, although the ADR on these rooms is lower. Note that ADR has fallen much less mid-week.
- Another point of interest is the comparison between the figures for Easter 2005 and Easter 2004: in comparable hotels, occupancy increased by 4.5% and RevPar by 1.4%.
- In terms of the performance of comparable hotels in the key cities:
  - In **Madrid,** RevPar in the year to March 2005 fell by 4.4%, with a 7.6% drop in ADR and a 3.5% increase in occupancy levels. According to Deloitte & Touche's Hotelbenchmark study to March, the performance of the sector as a whole in Madrid was slightly better that this, with a fall of 1.3%. The comparable NH figures to 30th April show growth of 1.5%.
  - In **Barcelona,** RevPar in the year to March fell by 14.2%, on a 4.2% decline in occupancy and a 10.4% drop in prices. According to Deloitte & Touche, figures for the rest of the hotels in Barcelona indicate a 11.3% slide in RevPar. The reason for this was not only the impact of the Easter holidays, but also of the biannual trade fair Construmat, which was held in March 2004, and other trade fairs which did not happen in the first quarter of 2005. The comparable NH figures to 30th April point to a less negative performance, with a decline of 4.6%.
  - In the **rest of Spain,** occupancy was up 2% and RevPar slipped 1.2% in the first quarter, as a consequence of the 3% fall in ADR. The comparable NH figures to 30th April show that RevPar stabilised.

Benelux

- In Benelux, activity has continued to show signs of recovery since the middle of 2004, with an improvement in business guests rather than weekend guests and growth in MCI (meetings, conventions and incentives). Total hotel sales in Benelux increased by 4.6% while EBITDA gained 21.5%.
- These figures are even more positive considering the impact of the hotel NH Docklands at the end of 2004 and the NH Ostend in February 2005, as well as the impact of refurbishment at the NH Schipol Airport.
- RevPar at comparable hotels in the year to March 2005 improved by 6.4%, with a notable increase in occupancy, which jumped 7%, resulting in stable ADR (-0.6%).
- The impact of the Easter holidays was less than in other markets, as indicated by the figures for the first four months of the year, which show RevPar growing at 6%, in line with the first three months.
  - **Amsterdam** saw strong growth in RevPar at comparable hotels (11%), with a 9% improvement in occupancy and 1.8% in ADR. Deloitte & Touche indicate a 2.4% improvement at Amsterdam hotels. The figures for comparable NH hotels to 30th April show this trend continuing, with RevPar growth of 8.8%.
  - The improved performance at comparable hotels in the **rest of Holland** was also confirmed, with RevPar growing by 1.7% and occupancy up 5%, although ADR was 3% lower than in the first three months of 2004. The figures for the first four months showed RevPar growth of 3.1%.
  - In **Brussels,** after posting strong growth throughout 2004, occupancy improved by 1% in the first quarter but the ADR slid 4.8%, resulting in RevPar weakening by 4%. According to Deloitte & Touche, the sector as a whole showed RevPar growth of 2%. In the year to 30th April, eliminating the impact of the Easter holidays, RevPar at comparable NH hotels improved by 4.2%.

Switzerland, Austria and Hungary

- In the first quarter of 2005, hotel sales increased by 13.7%. Part of this improvement is explained by the addition of new rooms at the NH Vienna Airport and NH Geneva Airport hotels. However, leasing costs at these hotels were also higher, resulting in a loss at the EBITDA level of €1.2m.
- Sales performance was different in each market: in Austria, sales were up 3.86% while Switzerland posted 8.7% growth (6.5% in local currency terms). Other good news was that the NH Budapest Theatre was nominated the best four-star hotel in the city.
- RevPar at comparable hotels increased by 11.5%, with a 9.7% increase in occupancy resulting in ADR being 1.7% higher than in the same period in 2004. RevPar in the year to April rose by 10%. The recent alliances with Lufthansa and Swiss Airlines are producing good results.

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

- The improvement in RevPar was particularly noticeable at the comparable hotels in **Switzerland,** where the growth of 19.6% was a reflection of higher occupancy with a stable ADR. According to the Deloitte & Touche study covering the year to March, sector RevPar eased 6% in Geneva but jumped 15% in Zurich. At NH hotels in Switzerland in the year to 30th April, RevPar growth reached 18.1% in local currency terms.
- In **Austria**, RevPar at comparable hotels rose by 5.5%, with improvements in occupancy levels and ADR. In the year to 30th April, RevPar growth reached 4.2%. According to the Deloitte & Touche report on the first quarter, sector RevPar slipped by 0.6% in Vienna, but jumped by 19% in Salzburg.

Germany

- The Easter holidays also had a very negative impact in Germany. Excluding this effect, the first quarter started to give the same signals of a recovery at the NH hotels as seen at the end of last year, with gains in market share and brand awareness, thanks to the efforts to improve management, the product and the capture of new business.
- In the year to March, sales from the hotel business eased 2% and EBITDA fell 7.8%, resulting in losses of €5.7m.
- RevPar at comparable hotels rose by 0.2% in the first quarter, with a 3.7% increase in occupancy and ADR 3.2% weaker than in January-March 2004.
- However, an analysis of the first four months shows RevPar at comparable hotels up 8.6%, thanks to a 9.8% increase in occupancy and ADR down only 1.1%.
- There has been strong growth in weekend occupancy thanks to improvements in distribution, but at a lower ADR. Meanwhile, the good news is that business traveller occupancy also improved and the ADR remained stable.
- Another factor is that 2005 is not a good year in terms of trade fairs, and the impact of biannual fairs which are not taking place in 2005 is being keenly felt. A case in point is the four-yearly BAUMA International Trade Fair, which took place between 27th March and 4th April 2004, with record numbers of visitors.
- The positive RevPar performance at NH hotels is mainly thanks to the NH policy of increasing occupancy and market share, particularly in the business traveller and MCI segments. However, as can be seen from the data, holiday promotion campaigns have also been launched:
  - Revpar at the comparable NH hotels in **Berlin** to end-March increased by 1.34%, outperforming the sector, which according to the Deloitte & Touche study, fell by 5.6% Excluding the impact of the Easter holidays, RevPar at comparable NH hotels in the year to 30th April grew by 5.8%.
  - In **Frankfurt,** RevPar at comparable NH hotels rose by 7.31%, gaining market share in a market where, according to Deloitte & Touche, sector RevPar eased by 0.8%. In the year to 30th April, the NH hotels posted RevPar growth of 9.9%.
  - In **Munich**, the performance was much weaker due to the impact of the trade fairs, and RevPar at comparable NH hotels fell 8.7%, while, according to Deloitte and Touche, sector RevPar tumbled 10%. The slide in RevPar at NH hotels in the year to 30th April was less acute, at 3.8%.

Italy

In 2004, NH embarked on its hotel business in Italy by opening a new hotel in the city of Mestre, a few minutes away from the centre of Venice.

In the first quarter of 2005, this hotel achieved an occupancy level of 56.7% and an ADR of €73.3. The recent contracts with Iberia and KLM together with other new corporate contracts will support the growth in this hotel for the rest of the year.

Latin America

- Sales at the hotels in Latin America fell 11% in the first quarter of 2005. This was explained in large part by the appreciation of the euro but also by the disposal of the NH Cancún which in the first quarter of 2004 made a sales contribution of €1.36m.
- In MERCOSUR, the comparable hotels reported a strong performance, particularly in Argentina where in local currency terms, sales increased by 31% thanks to a 37.2% improvement in RevPar, a 9.7% improvement in occupancy and ADR up 25%.
- In Mexico, in local currency terms, sales at the comparable hotels fell by 4.7%, RevPar by 4.2%, occupancy levels by 3.1% and ADR by 1.2%. The reopening of the NH México City after its refurbishment during 2004 was a success, both in terms of room sales and restaurant sales. The new NH Puebla hotel has also started its activity reporting good figures.

NH HOTELES
Santa Engracia 120
28003 Madrid
España
t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

SOTOGRANDE REAL ESTATE BUSINESS

- After a record year in 2004 for Sotogrande real estate business, the trend looks set to continue in 2005. Sales reached €11.17m in the first quarter and generated EBITDA of €6.54m.
- When comparing these figures with last year, bear in mind that a large plot was sold in March 2004 for €21m, generating €19.6m EBITDA, whereas in the first quarter of 2005 sales only reflected the ordinary property business, which had grown 70.5% compared to the same period last year.
- At end-March 2005, Sotogrande had committed sales not reflected in the accounts amounting to €90.41m, compared to €64.80m at year-end 2004. The margin on these sales is estimated at €49.6m between 2005 and the two following years.

Sotogrande - Sales Breakdown	3m 2005		3m 2004	
	Mn Euros		Mn Euros	
Berths	0,53	4,7%	0,63	2,3%
Plot for commercial use	3,41	30,5%	0,00	0,0%
Apartments	3,37	30,2%	0,00	0,0%
Houses	0,00	0,0%	0,00	0,0%
Plots	2,85	25,5%	25,82	94,1%
Total Property Sales	**10,16**	**91,0%**	**26,45**	**96,4%**
Other Income	1,01	9,0%	1,00	3,6%
Total Sales	**11,17**	**100,0%**	**27,45**	**100,0%**

FINANCIAL PERFORMANCE

At 31st March 2005, net debt amounted to €564,64m, 9.2% higher than the net borrowings of €517.16m posted at year-end 2004.

The main reason for this was the acquisition of the minority interests in Nacional Hispana Hoteles S.R.L. at a cost of €35.35m, by means of which NH Hoteles acquired 38% of its Mexican subsidiary NH México.

The financial gearing ratio (Net Debt / Shareholders' Equity) is now 0.67x, compared to 0.61x at year-end 2004.

The 24% improvement in net consolidated financial charges is due to refinancing of the Dutch Syndicated Loan through the new Syndicated Loan which was signed in mid-2004. As noted on numerous previous occasions, the purpose of this was to refinance existing debt with cheaper borrowings. The effective reduction in the average coupon between March 2004 and March 2005 has been 1.45%. Note that the financial costs of the new debt is Euribor + (0.6%-0.9%) while the refinanced debt was at Euribor+(0.75-2.00)

HOTELS PORTFOLIO AT 5TH MAY 2005

Openings: five new openings since 1st January 2005, four in Spain and one in Mexico.

NH Hoteles has a presence in 19 countries, with 242 hotels and 35,241 rooms. Of these rooms, 29.4% are owned, 59.0% are leased and 11.6% are run under management contracts.

Since 1st January 2005, NH Hotels has opened five new hotels with a total of 544 rooms.

The expansion of NHUBE spaces in NH hotels is being consolidated by the opening of two new establishments in the year to date, in the NH Pacífico and the NH Alcorcón, both in Madrid. Another ten NHUBEs are planned for 2005 and a further two in 2007.

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Hotel	City	Type of Contract	No. of Rooms
NH Central Convenciones (4 stars)	Seville	Leased	156
NH Pacifico (3 stars)	Madrid	Leased	62
NH Alcorcón (4 stars)	Madrid Outskirts	Leased	102
NH Central (3 stars)	Seville	Management Contract	96
NH Puebla (4 stars)	Ciudad de Puebla (Mexico)	Management Contract	128
Total Openings			**544**

Hotel disposals and cancellations of management or leasing contracts for hotels in operation

In 2005 year to date, a number of hotels have been dropped from the chain, either because their contracts have expired or because they were part of the group identified for strategic disposal.

Hotel / Type of Contract	City	Comments	No. of Rooms
NH Alcorcon/Coproperty	Alcorcon (Spain)	Sale/Lease Back	102
NH Oostende/Property	Belgium	Sale	94
NH Tlaneplanta/Management	Tlaneplanta (México)	Cancellation of contract	132
NH Sport/Property	Zaragoza (Spain)	Sale/Lease Back	64

Contracts signed

NH Hoteles has currently signed 27 new projects with 3,980 rooms. Of these 27 hotels, five will be owned by NH Hoteles, 17 will be leased and the remaining four will be under management contracts.

In Spain, NH Hoteles is planning to open 16 hotels with 1,934 rooms. Twelve of the new hotels will be leased, two owned and two under management. Ten of these hotels are expected to open during 2005, one on the outskirts of Madrid, another in the main market distribution centre in Madrid, another hotel on the outskirts of Barcelona and six in other cities where NH is trying to strengthen its presence (Granada, Alicante, Santiago, Valladolid, León and Badajoz). One particular highlight is the new four-star hotel NH Constanza, which will open its doors in early 2006 in the best location in the centre of Barcelona.

In Germany, NH has two projects underway, the NH Nuremberg City, which is leased, with a total of 306 rooms, and the NH Dusseldorf Arena, with 293 rooms, under management. The NH Hamburg Airport project, with 286 rooms, has been cancelled.

In The Hague (Netherlands), NH has signed a deal to lease a 205-room hotel.

NH has signed three projects in Mexico, one to lease an hotel in the historic centre of Mexico City (105 rooms) and two hotels in ownership, one in Santa Fe with 135 rooms and the recently-signed NH Queretaro, with 140 rooms.

In Italy, as mentioned in previous reports, a leasing agreement has been signed for the 256-room NH Milan Tortona, which will open in 2006. As part of the Sotogrande project Donnafugata in Catania (Sicily), NH is expected to open an owned hotel.

The chain is continuing to expand into Eastern Europe. In Rumania NH has signed two projects: one 78-room hotel under management in Bucharest, and the other (leased, with 83 rooms) in Timisoara. Both of these hotels are expected to open in the summer of 2005.

nH HOTELES

DEPARTAMENTO DE RELACIONES CON INVERSORES

NH HOTELES
Santa Engracia 120
28003 Madrid
España

t. +34 91 451 97 27
f. +34 91 451 97 30
investor.relations@nh-hotels.com
www.nh-hoteles.com

Nh Hoteles Portfolio		HOTELS OPERATED				SIGNED PROJECTS				TOTAL
5th May, 2005		Leased	Owned	Managed	TOTAL	Leased	Owned	Managed	TOTAL	
Spain	Hotels	73	18	22	**113**	12	2	2	**16**	**129**
+Portugal	Rooms	8.268	2.614	1.701	**12.583**	1.665	158	111	**1.934**	**14.517**
Holland	Hotels	9	18	1	**28**	1	0	0	**1**	**29**
	Rooms	1.279	3.988	80	**5.347**	205	0	0	**205**	**5.552**
Belgium	Hotels	1	7	0	**8**	0	0	0	**0**	**8**
	Rooms	241	877	0	**1.118**	0	0	0	**0**	**1.118**
Germany	Hotels	51	0	1	**52**	1	0	1	**2**	**54**
	Rooms	8.723	0	144	**8.867**	306	0	293	**599**	**9.466**
Switzerland	Hotels	2	2	0	**4**	0	0	0	**0**	**4**
	Rooms	329	232	0	**561**	0	0	0	**0**	**561**
Austria	Hotels	6	0	0	**6**	0	0	0	**0**	**6**
	Rooms	973	0	0	**973**	0	0	0	**0**	**973**
Italy	Hotels	1	0	0	**1**	1	1	0	**2**	**3**
	Rooms	384	0	0	**384**	256	215	0	**471**	**855**
Hungary	Hotels	1	0	0	**1**	0	0	0	**0**	**1**
	Rooms	160	0	0	**160**	0	0	0	**0**	**160**
Rumanía	Hotels	0	0	0	**0**	1	0	1	**2**	**2**
	Rooms	0	0	0	**0**	83	0	78	**161**	**161**
America	Hotels	2	16	7	**25**	1	2	0	**3**	**28**
	Rooms	249	2.604	1.721	**4.574**	105	355	150	**610**	**5.184**
England	Hotels	0	0	1	**1**	0	0	0	**0**	**1**
	Rooms	0	0	200	**200**	0	0	0	**0**	**200**
Africa (*)	Hotels	1	1	1	**3**	0	0	0	**0**	**3**
	Rooms	198	42	234	**474**	0	0	0	**0**	**474**
TOTAL	Hotels	147	62	33	**242**	17	5	4	**26**	**268**
	Rooms	20.804	10.357	4.080	**35.241**	2.620	728	632	**3.980**	**39.221**

(*) 2 hotels in South Africa and 1 management contract in Ghana